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                                                                    Exhibit 21.1

                            LIFECORE BIOMEDICAL, INC.


               LIFECORE ACCELERATES JOHNSON & JOHNSON LEASE BUYOUT


CHASKA, MN. FEBRUARY 5, 1997 -- LIFECORE BIOMEDICAL, INC. (NASDAQ:LCBM) announced today that it has completed an accelerated early buyout of its lease with Johnson & Johnson Finance Corporation.

     Under the terms of the original $7,900,000 equipment lease, initiated in May of 1991, the first eligible buyout period was to occur in November of 1997. The buyout consisted of a payment of approximately $5.4 million. The Companies agreed to an accelerated buyout schedule to facilitate Lifecore's expansion of its current manufacturing operations. The lease termination is expected to favorably impact ongoing financial operating costs.

     The debt reduction accomplished by the lease termination was part of planned uses of proceeds discussed in Lifecore's 1995 and 1996 equity financings.

     Lifecore Biomedical, Inc., produces medical and surgical devices for use in dentistry, ophthalmology, veterinary, and wound care applications.

     Lifecore Biomedical news releases are available through Company News On-Call by fax, 800-758-5804, extension 509266, or at HTTP://WWW.PRNEWSWIRE.COM.

CONTACT:   612 - 368 - 4300        James W. Bracke, President & CEO
                                   Dennis J. Allingham, V.P. and CFO
                                   Colleen M. Olson,  V.P. Corp. Admin.
                                   Operations


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